Weintraub LAW GROUP PC Business and Corporate Finance	10085 CARROLL CANYON ROAD, SUITE 230 SAN DIEGO, CALIFORNIA 92131 TELEPHONE (858) 566-7010 FACSIMILE (858) 566-7015 INFO@WEINTRAUBLAWGROUP.COM

August 24, 2016

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE:         Innovus Pharmaceuticals, Inc.
Registration Statement on Form S-1/A-1
Filed August 23, 2016
File No. 333-213016

Ms. Hayes,

This Correspondence is in response to the oral comment provided on August 23, 2016 in reference to our filing of the Form S-1/A-1 Registration Statement on August 23, 2016 on behalf of Innovus Pharmaceuticals, Inc. (the “Company”), your file number 333-213016.  We provide the following:

We have revised Exhibit 5.1, the Opinion of Weintraub Law Group, PC to reflect that upon issuance, the 18,091,881 Shares will be duly authorized and will be validly issued, fully paid, and non-assessable.

In connection with the response to your comments, Innovus Pharmaceuticals, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at (858) 566-7010.

Yours truly,

/s/ Jennifer Trowbridge
Weintraub Law Group, PC